Exhibit 99.2

Atlatsa
RESOURCES CORPORATION

CONDENSED
CONSOLIDATED
INTERIM

FINANCIAL STATEMENTS

EMPOWERED TO PRODUCE

CONTENTS

Condensed consolidated interim statement of financial position	2

Condensed consolidated interim statement of comprehensive income	3

Condensed consolidated interim statement of changes in equity	4

Condensed consolidated interim statement of cash flows	5

Notes to the condensed consolidated interim financial statements	6

Corporate information and administration	OBC

Atlatsa Resources Corporation (“Atlatsa”) was incorporated on April 19, 1983 under the laws of the Province of British Columbia, Canada. All information contained in this report is unaudited and reported in Canadian dollars ($), unless otherwise indicated. In this report, references to Atlatsa include the Company’s subsidiaries. In addition to this report, extensive information on Atlatsa, including its regulatory filings, is available on the Company’s website at www.atlatsaresources.co.za, www.sedar.com and www.sec.gov.

This report covers the financial performance for the three and six months ended June 30, 2015 and 2014.

CONDENSED CONSOLIDATED

INTERIM STATEMENT OF FINANCIAL POSITIONAS

AT JUNE 30, 2015

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

			(Audited)
		June 30	December 31
	Note	2015	2014
ASSETS
Non-current assets
Property, plant and equipment	7	343,445,457	646,245,336
Capital work-in-progress	8	7,438,223	29,272,118
Other intangible assets		278,157	289,390
Mineral property interests	9	7,294,438	7,339,706
Goodwill	10	—	8,776,080
Platinum Producers’ Environmental Trust		4,013,960	3,721,035
Other non-current assets		528	517

Total non-current assets		362,470,763	695,644,182

Current assets
Inventories		2,433,754	726,343
Trade and other receivables		10,098,197	16,256,784
Cash and cash equivalents		535,694	8,148,558
Restricted cash		50,843	48,744

Total current assets		13,118,488	25,180,429

Total assets		375,589,251	720,824,611

EQUITY AND LIABILITIES
Equity
Share capital		309,691,439	309,659,583
Treasury shares		(4,991,726)	(4,991,726)
Foreign currency translation reserve		(6,115,206)	(10,558,030)
Share-based payment reserve		27,358,119	26,245,459
Accumulated loss		(225,704,525)	(89,283,115)

Total equity attributable to equity holders of the Company		100,238,101	231,072,171
Non-controlling interests		10,846,538	184,133,904

Total equity		111,084,639	415,206,075

Liabilities
Non-current liabilities
Long-term portion of loans and borrowings	11	148,703,673	130,402,292
Long-term portion of finance lease liability	12	62,643	283,877
Deferred tax liability		55,004,437	116,744,891
Provisions		14,803,491	13,357,268

Total non-current liabilities		218,574,244	260,788,328

Current liabilities
Trade and other payables		43,837,485	41,670,800
Short-term portion of loans and borrowings	11	391,150	524,854
Short-term portion of finance lease liability	12	1,701,733	2,634,554

Total current liabilities		45,930,368	44,830,208

Total liabilities		264,504,612	305,618,536

Total equity and liabilities		375,589,251	720,824,611

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Approved by the Board of Directors on December 11, 2015

/s/ Harold Motaung	/s/ Fikile De Buck
Director	Director

CONDENSED CONSOLIDATED

INTERIM STATEMENT OF COMPREHENSIVE INCOME FOR

THE PERIODS ENDED JUNE 30, 2015 AND 2014

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Revenue	51,661,253	58,559,742	103,971,888	112,390,681
Cost of sales	(66,075,642)	(65,740,005)	(129,443,881)	(126,706,190)

Gross loss	(14,414,389)	(7,180,263)	(25,471,993)	(14,315,509)
General and administrative expenses	(3,057,714)	(2,307,887)	(5,690,933)	(5,672,904)
Other income	12,846	5,523	14,415	13,001
Fair value (loss)/gain and AG8 adjustments on loans and borrowings	(49,197)	146,175	252,909	538,033
Impairment loss	(337,064,465)	—	(337,064,465)	—

Operating loss	(354,572,919)	(9,336,452)	(367,960,067)	(19,437,379)
Finance income	52,281	70,757	148,627	152,363
Finance costs	(6,052,773)	(4,335,373)	(11,010,844)	(8,316,525)

Net finance costs	(6,000,492)	(4,264,616)	(10,862,217)	(8,164,162)

Loss before income tax	(360,573,411)	(13,601,068)	(378,822,284)	(27,601,541)
Income tax	63,462,300	1,637,571	64,921,558	2,822,074

Loss for the period	(297,111,111)	(11,963,497)	(313,900,726)	(24,779,467)

Other comprehensive income
Foreign currency translation differences for foreign operations	(7,713,629)	(19,519,225)	8,688,321	(2,313,475)

Other comprehensive income for the period, net of income tax	(7,713,629)	(19,519,225)	8,688,321	(2,313,475)

Total comprehensive income for the period	(304,824,740)	(31,482,722)	(305,212,405)	(27,092,942)

Loss attributable to:
Owners of the parent	(127,552,821)	(6,972,847)	(136,421,410)	(11,849,502)
Non-controlling interests	(169,558,290)	(4,990,650)	(177,479,316)	(12,929,965)

Loss for the period	(297,111,111)	(11,963,497)	(313,900,726)	(24,779,467)

Total comprehensive income attributable to:
Owners of the parent	(132,039,761)	(17,793,939)	(131,925,039)	(12,439,454)
Non-controlling interests	(172,784,979)	(13,688,783)	(173,287,366)	(14,653,487)

Total comprehensive income for the period	(304,824,740)	(31,482,722)	(305,212,405)	(27,092,941)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED

INTERIM STATEMENT OF CHANGES IN EQUITY FOR THE

PERIODS ENDED JUNE 30, 2015 AND 2014

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Attributable to equity holders of the Company

	Share capital		Treasury shares
	Number of shares	Amount	Number of shares	Amount	Convertible preference shares	Foreign currency translation reserve	Share-based payment reserve	Accumulated loss	Total shareholders’ equity	Non- controlling interests	Total equity
For the period ended June 30, 2014
Balance at January 1, 2014	201,888,473	71,967,083	4,497,062	(4,991,726)	162,910,000	(10,119,860)	25,794,650	(64,673,717)	180,886,430	198,227,542	379,113,972
Common shares issued	125,000,000	74,782,500	—	—	—	—	—	—	74,782,500	—	74,782,500
Acquisition of shares in Bokoni
Platinum Holdings Proprietary Limited	—	—	—	—	—	—	—	—	—	12,480,278	12,480,278
Conversion of convertible preference shares	227,400,000	162,910,000	—	—	(162,910,000)	—	—	—	—	—	—
Total comprehensive income for the period
Loss for the period	—	—	—	—	—	—	—	(11,849,502)	(11,849,502)	(12,929,965)	(24,779,467)
Other comprehensive income for the period, net of tax
Foreign currency translation differences	—	—	—	—	—	(571,583)	(18,370)	—	(589,953)	(1,723,522)	(2,313,475)

Total comprehensive income for the period	554,288,473	—	4,497,062	—	—	(571,583)	(18,370)	(11,849,502)	(12,439,455)	(14,653,487)	(27,092,942)

Balance at June 30, 2014	554,288,473	309,659,583	4,497,062	(4,991,726)	—	(10,691,443)	25,776,280	(76,523,219)	243,229,475	196,054,333	439,283,808

For the period ended June 30, 2015
Balance at January 1, 2015	554,288,473	309,659,583	4,497,062	(4,991,726)	—	(10,558,030)	26,245,459	(89,283,115)	231,072,171	184,133,904	415,206,075
Total comprehensive income for the period
Loss for the period	—	—	—	—	—	—	—	(136,421,410)	(136,421,410)	(177,479,316)	(313,900,726)
Other comprehensive income for the period, net of tax
Foreign currency translation differences	—	—	—	—	—	4,442,824	53,547	—	4,496,371	4,191,950	8,688,321

Total comprehensive income for the period	—	—	—	—	—	4,442,824	53,547	(136,421,410)	(131,925,039)	(173,287,366)	(304,691,734)

Transactions with owners, recognised directly in equity

Contributions by and distributions to owners
Share-based payments expense	—	—	—	—	—	—	1,090,969	—	1,090,969	—	1,090,969
Common shares issued	133,333	31,856	—	—	—	—	(31,856)	—	—	—	—

Total contributions by and distributions to owners	—	—	—	—	—	—	1,059,113	—	1,090,969	—	1,068,525

Balance at June 30, 2015	554,421,806	309,691,439	4,497,062	(4,991,726)	—	(6,115,206)	27,358,119	(225,704,525)	100,238,101	10,846,538	111,084,639

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED

INTERIM STATEMENT OF CASH FLOWS FOR THE

PERIODS ENDED JUNE 30, 2015 AND 2014

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

		Three months ended June 30		Six months ended June 30
	Note	2015	2014	2015	2014
Cash flows from operating activities
Cash (utilised by)/generated from operations	14	(3,666,048)	5,766,244	(2,778,579)	(21,332,097)
Interest received		22,421	43,976	89,514	100,584
Interest paid		(672,623)	—	(1,432,606)	(332,764)
Income tax paid		(548)	—	(548)	(355,454)

Net cash flows (used in)/from operating activities		(4,316,798)	5,816,520	(4,122,219)	(21,919,731)

Cash flows from investing activities
Expenditures on capital-work-in-progress	8	(4,408,919)	(9,771,040)	(8,221,203)	(20,984,160)
Acquisition of property, plant and equipment	7	—	—	(1,952)	(1,343)
Proceeds on disposal of property, plant and equipment		—	—	—	4,100
Increase in investments held by Platinum Producers’ Environmental Trust		(76,229)	(91,049)	(155,456)	(180,513)

Net cash flows used in investing activities		(4,485,148)	(9,862,089)	(8,378,611)	(21,161,916)

Cash flows from financing activities
Proceeds from loans and borrowings	11	5,775,082	663,868	6,197,882	13,714,710
Common shares issued		—	—	—	74,782,500
Repayment of loans and borrowings		—	—	—	(74,782,500)
Long term borrowings raised – finance lease		—	590,200	—	590,200
Finance lease liability repayments	12	(1,052,643)	—	(1,489,999)	—
Other loans repaid	11	—	(161,754)	(168,192)	(330,751)

Net cash flows from financing activities		4,722,439	1,092,314	4,539,691	13,974,159

Effect of foreign currency translation		736	(63,615)	348,275	279,607

Net decrease in cash and cash equivalents		(4,078,771)	(3,023,170)	(7,612,864)	(28,827,881)
Cash and cash equivalents, at beginning of period		4,614,465	14,850,392	8,148,558	40,655,103

Cash and cash equivalents, at end of period		535,694	11,827,222	535,694	11,827,222

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NOTES

TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS FOR THE PERIODS ENDED

JUNE 30, 2015 AND 2014

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1. CORPORATE AND GROUP INFORMATION

Atlatsa Resources Corporation (“the Company” or “Atlatsa”) is incorporated in the Province of British Columbia, Canada. The Company has a primary listing on the Toronto Stock Exchange (“TSX”) and has a secondary listing on the JSE Limited (“JSE”). The condensed consolidated interim financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). Its principal business activity is the mining and exploration of Platinum Group Metals (“PGM”) through its mineral property interests. The Company focuses on mineral property interests located in the Republic of South Africa in the Bushveld Complex. Atlatsa operates in South Africa through its wholly-owned subsidiary, Plateau Resources Proprietary Limited (“Plateau”) which owns the Group’s various mineral property interests and conducts the Group’s business in South Africa.

2. GOING CONCERN

The Group incurred a net loss for the six months ended June 30, 2015 of ($313.9 million) (compared to a three months ended March 31, 2015 loss of ($16.8 million) and a 2014 fiscal year loss of ($49.5 million)). These losses are primarily as a result of the sustained drop in the platinum price during the first half of the 2015 financial year and the impact that this decrease in price has had on the operations of the Group’s subsidiary, Bokoni Platinum Mines Proprietary Limited (“Bokoni” or “Bokoni Mine”), as explained below.

In addition, at June 30, 2015 the Group’s current liabilities exceeded its current assets by $32.9 million (at December 31, 2014: $19.6 million). This deficit arises mainly as a result of the $14.4 million (R140.0 million) backlog of trade and other payables owed to Anglo American Platinum Limited (“Anglo Platinum”) by Bokoni. By initial agreement with Anglo Platinum this amount was deferred and Bokoni was expected to start repaying $1.6 million (R15.6 million) a month from April 2015 to December 2015. On December 9, 2015, the Senior Facilities Agreement was increased by $7.3 million (R71.4 million) to make available funds to Plateau to repay its share of the $14.4 million (R140.0 million) backlog of trade and other payables. The remaining balance will be financed from short term cash flows and a Term Loan Facility provided by Anglo Platinum discussed below.

Bokoni Mine operations and restructure plan

The main constraint at Bokoni Mine is the current inability to produce sufficient volumes of high grade underground ore to fill the mill capacity. At current basket prices the mine continues to make losses, even at an operating cost level, due to the high cost of production. Even in the event of producing 160 kilo tonnes per month (“ktpm”) of higher grade ore from underground, the Bokoni Mine will remain marginal at these volumes.

Reviews of the operations indicated that the optimum level of production required to ensure that the Bokoni Mine is profitable and sustainable is around 240 ktpm. This review process culminated in the design and development of the current mine plan, which targets a significant increase in mining and concentrating capacity from 160 ktpm to 240 ktpm. In order for Bokoni to achieve the mining and concentrating scale of 240 ktpm targeted in the aforementioned mine plan, Bokoni would require a significant capital investment.

As a result, on September 16, 2015, the Company advised, together with Anglo Platinum, that to ensure the future sustainability of Bokoni Mine, the Company has had to implement an operational and financial restructure plan at Bokoni Mine (“the Restructure Plan”). The primary objective of the Restructure Plan is to enable Bokoni Mine to endure a prolonged period of depressed PGM commodity prices, by reducing its existing cost structure and increasing production volumes of higher grade ore from underground operations.

The Restructure Plan was based on the following assumptions for fiscal 2016:

•	Platinum price per ounce: US$1,392

•	4E average basket price per ounce: R13,545

•	ZAR/US$ exchange rate: 11.92

Implementation of the Restructure Plan at Bokoni Mine is anticipated to result in:

•	the older, high cost UM2 and Vertical Merensky shaft operations being placed on care and maintenance;

•	continued ramp up of the Middelpunt Hill UG2 and Brakfontein Merensky development shafts to steady state production of 60,000 tonnes per month (“tpm”) by the fourth quarter of 2016 and 100,000 tpm by 2019, respectively;

Bokoni Restructure Plan continued

•	continued mining at the Klipfontein Merensky open cast operation as a mill gap filler during ramp up of the underground operations;

•	significant reduction in labour overheads; and

•	reduction in Bokoni Mine’s unit cost of production.

Bokoni Mine issued a Section 189 (3) notice to relevant parties pursuant to Section 189A of the South African Labour Relations Act, 66 of 1995 (“LRA”) on September 15, 2015, for the commencement of a consultation process on the contemplated retrenchments of its employees based on operational requirements.

The anticipated costs of implementing the Restructure Plan will be financed from the Term Loan Facility provided by Anglo Platinum as discussed below.

Anglo Platinum letter of financial support

Anglo Platinum signed a letter of support on November 10, 2014, providing the Bokoni Mine with $43.3 million (R422.0 million) to March 2016 in order to fund operational cash shortfalls during that period. With reference to the terms and conditions of the letter of support, the amendments to the Working Capital Facility to make available the $3.0 million (R29.0 million) outstanding from Rustenburg Platinum Mines Limited (“RPM”) for the sale of Boikgantsho Platinum Mine Proprietary Limited mineral properties, were finalised and executed by May 21, 2015 and a $3.0 million (R29.0 million) drawdown took place on June 3, 2015. On August 21, 2015, the shareholder loan of $2,861,504 (refer note 11) was capitalised.

On July 1, 2015, Atlatsa announced that further to various interactions between Atlatsa, Anglo Platinum and South Africa’s Department of Mineral Resources, the following conditions to the letter of support had not been met within their prescribed time frame:

•	Definitive agreements in respect of the purchase by RPM of at least a further 25% in the Kwanda North prospecting rights, held by Kwanda Platinum Mine Proprietary Limited (“Kwanda”) and at least 60% in the Central Block prospecting rights, held by Plateau, had not been executed; and

•	Given the depressed price of Atlatsa shares and potential dilution to existing shareholders as a result of the share subscription, Atlatsa executives had been restricted from subscribing for $6.0 million (R60 million) of equity in Atlatsa.

Subsequently, Atlatsa and Anglo Platinum entered into the Term Loan Facility Agreement (discussed below), replacing the letter of support.

Term Loan Facility Agreement

On December 9, 2015, a Term Loan Facility Agreement (“the Term Loan Facility”) was entered into with Anglo Platinum, providing a $34.3 million (R334.0 million) facility to enable Plateau to advance its 51% pro rata share of the shareholder loans to Bokoni Holdco for the sole purpose of enabling Bokoni Mine to fund operating expenses, working capital expenditure and capital expenditure costs in the event that these costs cannot be funded from internal resources. Anglo Platinum will fund its 49% pro rata share of cash calls made by Bokoni Mine in accordance with the joint venture shareholders’ agreement between the parties.

The Term Loan Facility bears no interest and replaces the letter of support of November 10, 2014 received from Anglo Platinum. If however, any amount which is due and payable in accordance with the Term Loan Facility is unpaid, the unpaid amount shall accrue interest at the prime rate plus 2%. The Term Loan Facility is repayable at the earlier of an event of default and December 31, 2018. There will be a mandatory repayment upon the occurrence of a change of control or a sale of all or substantially all the assets of Bokoni whether in a single transaction or a series of related transactions.

In agreeing to the terms and conditions of the Term Loan Facility, Atlatsa has agreed to co-operate with Anglo Platinum in relation to RPM’s acquisition of: (i) the prospecting rights held by Kwanda; and (ii) the mining rights in respect of Central Block mineral properties held by Plateau (previously contemplated in the letter of support of November 10, 2014); and the disposal of all or any part of the Holdco Shareholding (collectively, the “Proposed Transaction”).

NOTES

TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS FOR THE PERIODS ENDED

JUNE 30, 2015 AND 2014 continued

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

2. GOING CONCERN continued

The conditions to utilisation of the $34.3 million (R334.0 million) Term Loan Facility include the following:

1.	RPM being satisfied that Bokoni Mine is implementing the Restructure Plan in accordance with its terms;

2.	RPM being satisfied that Bokoni Mine is optimising its operations to minimise the funding required from shareholders and that Bokoni Mine is identifying and implementing opportunities to optimise revenue, operating costs and capital expenditure (where appropriate);

3.	Evidence that all intercompany advances made by RPM to Bokoni Mine (primarily arising from the supply chain between such parties) are paid up to date in accordance with the applicable due date for payment as set out in the terms for payment (as set by RPM) for such transactions (which date shall be no later than the end of the month following the month in which the delivery of goods or services occurred);

4.	A consent letter provided by Atlatsa, Plateau, Bokoni Holdco and Bokoni Mine to RPM, consenting to the disclosure by RPM of certain Confidential Information (as defined in the Holdco Shareholders Agreement) in relation to the sale process to facilitate the transfer of the funding arrangements between RPM and Plateau and the disposal of the Holdco Shareholding as contemplated in the Proposed Transaction;

5.	Plateau co-operating with the RPM and at RPM’s request, doing all such things, performing all such acts and taking all such steps, and to procure the doing of all such things, within its power and control, as may be necessary for and incidental to the Parties finding a long term sustainable solution to fund Bokoni Mine including in relation to the implementation of the Proposed Transaction;

6.	A signed addendum to the management services agreement entered into amongst Plateau, Atlatsa, Anglo Platinum, Bokoni Holdco and Bokoni Mine on or about June 19, 2009, to facilitate a reduction in the monthly management fee payable by Bokoni Mine to Atlatsa from approximately $0.5 million (R5.0 million) to an amount which is no greater than $0.4 million (R4.0 million);

7.	The aggregate monthly operating costs of Atlatsa and Plateau have reduced by at least $0.1 million (R1.0 million) per month on a sustainable basis (measured relative to the average operating costs incurred for the 6 months to November 2015);

8.	Plateau implementing appropriate initiatives with immediate effect, to reduce: (i) the operating cash losses; and (ii) to the extent possible, the maintenance or ‘stay-in-business’ capital (excluding project capital expenditure), at Bokoni Mine so that Bokoni Mine does not incur an operating loss (known as “Cost 4” at the measurement level);

9.	An operational action plan indicating how the tonnage production build-up of Brakfontein and Middelpunt Hill (Bokoni Mine underground shafts) will meet the level set out in the Restructure Plan by January 1, 2016;

10.	A project plan on the retrenchment process applicable to Bokoni Mine and evidence that the Bokoni Mine steering committee and the Bokoni Holdco board of directors have evaluated and approved such retrenchment process; and

11.	Written confirmation from Plateau that it will: (i) consult with RPM during the process of recruiting a new General Manager and a new Finance Manager of Bokoni Mine, each in a permanent capacity; (ii) obtain RPMs prior written approval in respect of the persons to be appointed to such positions.

Amended and Restated Senior Facilities Agreement

The Senior Facilities Agreement was amended and restated to increase the availability under the facility by $7.3 million (R71.4 million) on December 9, 2015 to enable the backlog of trade and other payables due to Anglo Platinum of approximately $14.4 million (R140.0 million) (discussed above) to be repaid in order to manage the Group’s liquidity.

Going concern conclusion

Atlatsa remains in discussions with Anglo Platinum surrounding the future sustainability of Bokoni Mine, as contemplated in the Proposed Transaction above, as well as potential alternative financial support for the Company having regard to current challenges within the South African PGM industry. Management is continuously investigating areas to preserve cash in the short term including the possibility of a further reduction in capital projects where appropriate.

The condensed consolidated interim financial statements are prepared on the basis of accounting policies applicable to a going concern. This basis presumes the following:

1.	That the Restructure Plan will be successfully implemented;

2.	That the conditions to utilisation contemplated in the Term Loan Facility provided by Anglo Platinum will be met; and

3.	That consensus PGM metal price forecasts will strengthen to the projected forecasts for 2016.

These conditions give rise to a material uncertainty which may cast significant doubt on the ability of the Company and its subsidiaries to continue as going concerns and therefore they may be unable to realise their assets and discharge their liabilities in the normal course of business.

3. BASIS OF ACCOUNTING

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for a complete set of International Financial Reporting Standards financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended December 31, 2014. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last consolidated financial statements at and for the year ended December 31, 2014. The consolidated financial statements of the Group as at and for the year ended December 31, 2014 are available upon request from the Company’s registered office at 82 Grayston Drive, Sandton, South Africa or at www.sedar.com and www.sec.gov.

The condensed consolidated interim financial statements have been prepared on a historical cost basis. Certain items, including derivative financial instruments, are stated at fair value. The condensed consolidated interim financial statements are presented in Canadian dollars ($), and all values are rounded to the nearest dollar, except where otherwise stated.

4. USE OF JUDGEMENTS AND ESTIMATES

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2014.

5. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2014.

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s condensed consolidated interim financial statements, are disclosed below:

Effective for the financial year commencing July 1, 2016:

•	IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture – Amendments to IFRS 10 and IAS 28

•	IFRS 10, IFRS 12, and IAS 28 Investment Entities: Applying the Consolidation Exception – Amendments to IFRS 10, IFRS 12 and IAS 28

•	IFRS 11 Accounting for Acquisitions of Interests in Joint Operations – Amendments to IFRS 11

•	IFRS 14 Regulatory Deferral Accounts

•	IAS 1 Disclosure Initiative – Amendments to IAS 1

NOTES

TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS FOR THE PERIODS ENDED

JUNE 30, 2015 AND 2014 continued

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

5. SIGNIFICANT ACCOUNTING POLICIES continued

•	IAS 16 and IAS 38 – Clarification of Acceptable Methods of Depreciation and Amortization – Amendments to IAS 16 and IAS 38

•	IAS 16 and IAS 41 Agriculture – Bearer Plants – Amendments to IAS 16 and IAS 41

•	IAS 27 – Equity Method in Separate Financial Statements – Amendments to IAS 27

•	Annual IFRS Improvements Process 2012 – 2014 Cycle – various standards

Effective January 1, 2017:

•	IFRS 15 Revenue from Contracts with Customers

Effective January 1, 2018:

•	IFRS 9 Financial Instruments

All standards and Interpretations will be adopted at their effective date, if applicable.

Management is currently in the process of assessing the applicability and impact of the above-mentioned, if any.

6. FINANCIAL RISK MANAGEMENT

Summary of the carrying value of the Group’s financial instruments

At June 30, 2015	Loans and receivables	Financial liabilities at amortised cost
Platinum Producers’ Environmental Trust**	4,013,960	—
Trade and other receivables*	10,098,197	—
Cash and cash equivalents**	535,694	—
Restricted cash*	50,843	—
Loans and borrowings*	—	149,094,823
Finance lease liability***	—	1,764,376
Trade and other	—	35,093,689

At December 31, 2014	Loans and receivables	Financial liabilities at amortised cost
Trade and other receivables*	14,329,673	—
Cash and cash equivalents*	8,148,558	—
Restricted cash*	48,744	—
Loans and borrowings*	—	130,927,146
Finance lease liability***	—	2,918,431
Trade and other payables*	—	31,725,265

*	Not measured at fair value and the carrying amount is a reasonable approximation of the fair value due to the short-term to maturity.
**	Not measured at fair value and the carrying amount is a reasonable approximation of fair value due to this being cash deposits.
***	Not measured at fair value and the carrying amount is a reasonable approximation of fair value.

The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy for financial instruments measured at fair value. It does not include fair value information for financial assets and financial liabilities not measured at fair value, if the carrying value is a reasonable approximation of the fair value.

	Six months ended		Year ended
	June 30 2015		December 31 2014
	Carrying	Fair value	Carrying	Fair value
	value	(level 2)	value	(level 2)
Loans and borrowings	149,094,823	149,094,823	130,927,146	130,927,146

The carrying amount of loans and borrowings approximate fair value. The loans were recognised at fair value on initial recoginition and subsequently adjusted for all changes in cash flows.

The contractual value of the loans and borrowings (financial liabilities at amortised cost) at June 30, 2015 was $179,765,713 (R1,750,396,429), (December 31, 2014 $166,392,966 (R1,655,651,405) and June 30, 2014 $162,670,659 (R1,618,613,524)).

(a) Valuation techniques and unobservable inputs:

The following table shows the valuation techniques used in measuring level 2 fair values:

Type	Valuation technique
Loans and borrowings	Discounted cash flows

(b) Key assumptions:

•	JIBAR rates changing per quarter

•	Cash flow assumption changes per quarter

•	Drawdowns made in the quarter

NOTES

TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS FOR THE PERIODS ENDED

JUNE 30, 2015 AND 2014 continued

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

7. PROPERTY, PLANT AND EQUIPMENT

Summary	Six months ended June 30 2015	Year ended December 31 2014
Cost
Balance at beginning of the period	808,038,782	780,046,204
Additions	1,952	2,177,645
Transferred from capital work-in-progress	31,705,706	33,853,496
Disposals	—	(2,378,349)
Adjustment to rehabilitation assets	(82,323)	975,833
Effect of translation	17,383,441	(6,636,047)

Balance at end of the period	857,047,558	808,038,782

Accumulated depreciation and impairment losses
Balance at beginning of the period	161,793,446	128,867,722
Depreciation for the period	20,367,040	36,456,360
Impairment loss	328,096,271	—
Disposals	—	(2,040,078)
Effect of translation	3,345,344	(1,490,558)

Balance at end of the period	513,602,101	161,793,446

Carrying value	343,445,457	646,245,336

Certain assets are encumbered. The Senior Debt Facility was secured through various security instruments, guarantees and undertakings provided by the Group against 51% of the cash flows generated by the Bokoni Mine, together with 51% of the Bokoni Mine asset base.

Due to the economic climate and the significant re-rate in forecasted metal prices, the Group tested the carrying value of its assets for impairment and recognized an impairment loss of $337,064,465 with respect to property, plant and equipment and goodwill (refer note 10).

Management has assessed its cash-generating unit (“CGU”) as being Bokoni Mine, which is the lowest level for which cash flows are largely independent of other assets. The goodwill relates to the acquisition of Bokoni Mine. Impairment losses recognised in respect of CGU’s are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of other assets in the unit (group of units) on a pro rata basis (refer note 10).

The recoverable amount of mining assets and goodwill reviewed for impairment is determined based on value-in-use calculations. All mining assets and goodwill are allocated to one CGU. Key assumptions relating to this valuation include the discount rate and cash flows used to determine the value-in-use. Future cash flows are estimated based on financial budgets approved by management which is based on the mine’s life-of-mine plan. Management determines the expected performance of the mine based on past performance and its expectations of market developments which are incorporated into a life-of-mine plan.

Key assumptions used in the value-in-use calculation of the impairment assessment of mining assets were the following:

•	Life-of-mine – 35.5 years (2014: 36 years).

•	Real weighted average cost of capital – 11.03% (2014: 10.97%).

•	Average price deck for PGM prices was used. Initial price of US$1,224/oz (2014: US$1,742/oz) for platinum in 2015.

•	Range of ZAR/US$ real exchange rates – based on market expectations. Initial exchange rate of ZAR11.98/US$ (2014: ZAR9.33/US$) used in 2015.

•	South African inflation – based on market expectations. Long term inflation rate of 5.80% (2014: 5.40%).

•	Production of 4E ounces starts at 186,701 (2014: 203,889) ounces in 2015, building up to 370,691 (2014: 370,691) ounces in 2041 and gradually scales down towards the end of the life of mine.

•	Sensitivity analysis:

Sensitivity Analysis	Real WACC	95%	100% (Base NPV)	105%
Price (4E basket)	11.03%	210,822,892	351,688,893	482,916,622
Production volumes	11.03%	343,394,709	351,688,893	359,983,078
Operating Cost	11.03%	433,318,385	351,688,893	265,074,715
WACC	11.03%	387,226,442	351,688,893	319,813,504
Capital	11.03%	364,144,763	351,688,893	339,233,024

8. CAPITAL WORK-IN-PROGRESS

Capital work-in-progress consists of mine development and infrastructure costs relating to Bokoni Mine and will be transferred to property, plant and equipment when the relevant projects are commissioned.

	Six months	Year ended
	ended June 30	December 31
	2015	2014
Balance at beginning of the period	29,272,118	27,296,481
Additions	8,221,203	32,891,360
Transfer to property, plant and equipment	(31,705,706)	(33,853,496)
Capitalisation of borrowing costs	790,987	3,183,868
Effect of translation	859,621	(246,095)

Balance at end of the period	7,438,223	29,272,118

Capital work-in-progress is funded through cash generated from operations and available facilities.

9. MINERAL PROPERTY INTERESTS

	Six months	Year ended
	ended June 30	December 31
	2015	2014
Balance at beginning of the period	7,339,706	7,612,443
Amortisation	(47,315)	(251,394)
Write-off*	—	(709,665)
Effect of translation	2,047	688,322

Balance at end of the period	7,294,438	7,339,706

*	This relates to the write off of the cost of Paschaskraal and De Kamp remaining after the sale of the two farms in previous financial years.

The Group’s mineral property interest consists of various early stage exploration projects.

Mineral property interests are carried at cost less amortisation and impairment losses. Gains and losses on disposal of mineral property interests are determined by comparing the proceeds from disposal with the cost less amortisation and impairment losses of the asset and are recognised net within profit or loss.

Mineral property interests transferred between segments (subsidiaries) are recognised at the nominal amount paid. The resulting profit or loss caused by the transfer of mineral property interests is recognised in profit or loss of the segment (subsidiary).

NOTES

TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS FOR THE PERIODS ENDED

JUNE 30, 2015 AND 2014 continued

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

10. GOODWILL

	Six months	Year ended
	ended June 30	December 31
	2015	2014
Balance at beginning of the period	8,776,080	8,845,940
Impairment loss	(8,968,194)	—
Effect of translation	192,114	(69,860)

Balance at end of the period	—	8,776,080

For impairment considerations refer to note 7.

11. LOANS AND BORROWINGS

	Six months	Year ended
	ended June 30	December 31
	2015	2014
RPM – Working Capital Facility (related party)	9,817,703	5,948,787
RPM – Senior Debt Facility (related party)	136,024,466	124,453,505
RPM – Shareholder loan (related party)	2,861,504	—
Other	391,150	524,854

Total loans and borrowings	149,094,823	130,927,146
Short-term portion of loans and borrowings
Other	(321,950)	(524,854)

Long-term portion of loans and borrowings	148,703,673	130,402,292

The carrying value of the Group’s loans and borrowings changed during the period as follows:

	Six months	Year ended
	ended June 30	December 31
	2015	2014
Balance at beginning of the period	130,927,146	187,016,588
Loan repaid RPM – Senior Debt Facility	—	(74,782,500)
Loans repaid – other	(168,192)	(652,039)
Loan from RPM – Senior Debt Facility	—	6,250,317
Loan from RPM – Shareholder loan	2,825,282	6,005,206
Loan capitalised RPM – Shareholder loan	—	(12,480,278)
Loan from RPM – Working Capital Facility	3,372,600	2,526,305
Finance expenses accrued	9,560,479	17,039,491
Fair value gain on additional draw down of Senior Debt Facility		(1,109,648)
AG8 on Senior Debt Facility	(252,909)	3,233,584
Effect of translation	2,830,417	(2,119,880)

Balance at end of the period	149,094,823	130,927,146

On May 5, 2014, Anglo Platinum’s Board of Directors authorised an amount of CAD$16.4 million (R160.0 million) of accrued and unpaid interest to accrue above the facility limit of CAD$159.2 million (R1,550.0 million) up to December 31, 2015.

The Senior Debt Facility is fully drawn. On December 9, 2015 the Senior Facilities Agreement was amended and restated to increase the availability under the facility by $7.3 million (R71.4 million) (refer note 2).

The treatment of the RPM Shareholder loan is to be decided by the Bokoni Holdco Board of Directors as per the Bokoni Holdco Shareholders Agreement. This loan bears no interest and no repayment terms.

12. FINANCE LEASE LIABILITY

	Six months ended June 30 2015	Year ended December 31 2014
Finance lease – Fermel	646,286	931,429
Finance lease – Atlas Copco	1,118,090	1,987,002

Total finance lease liability	1,764,376	2,918,431

Short-term portion of finance lease liability
Finance lease – Fermel	(583,643)	(647,552)
Finance lease – Atlas Copco	(1,118,090)	(1,987,002)

	1,701,733	(2,634,554)

Long-term portion of finance lease liability	62,643	283,877

The carrying value of the Group’s finance lease liability changed during the period as follows:
Balance at beginning of the period	2,918,431	—
Finance lease entered into – Fermel	—	1,150,869
Finance lease entered into – Atlas Copco	—	2,176,310
Lease repayment	(1,489,999)	(609,887)
Finance expenses accrued	260,199	241,794
Effect of translation	75,745	(40,655)

Balance at end of the period	1,764,376	2,918,431

The terms of the lease are as follows:
Interest rate	2% – 22.1%	2% – 22.1%

Lease term	13 months –2 years	13 months –2 years
Carrying amount of leased assets included in property, plant and equipment	2,667,559	2,902,602

Bokoni entered into instalment sale agreements with Fermel Proprietary Limited (“Fermel”) and Atlas Copco South Africa Proprietary Limited (“Atlas Copco”) in the prior financial year for the lease of equipment.

Ownership of the equipment leased from Fermel will be transferred to Bokoni when all amounts due in terms of the agreements have been paid. The Atlas Copco agreement provides for an option to purchase the equipment at the end of the lease term. Management intends to exercise the option to purchase the machinery at the end of the lease term.

The finance lease liabilities are payable as follows:

	Less than one year	Between two and five years
Future minimum lease payments	1,811,934	64,694
Interest	110,201	2,051

Present value of minimum lease payments	1,701,733	62,643

NOTES

TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS FOR THE PERIODS ENDED

JUNE 30, 2015 AND 2014 continued

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

13. EARNINGS PER SHARE

The basic and diluted loss per share for the three and six months ended June 30, 2015 was 23 cents and 25 cents respectively (June 2014: 1 cent and 2 cents respectively).

The calculation of basic loss per share for the three months ended June 30, 2015 of 23 cents (2014: 1 cent) is based on the loss attributable to owners of the Company of $127,552,821 (2014: $6,972,847) and a weighted average number of shares of 552,998,572 (2014: 530,811,430).

The calculation of basic loss per share for the six months ended June 30, 2015 of 25 cents (2014: 2 cents) is based on the loss attributable to owners of the Company of $136,421,410 (2014: $11,849,502) and a weighted average number of shares of 552,998,572 (2014: 530,811,430).

The calculation of diluted loss per share for the three months ended June 30, 2015 of 23 cents (2014: 1 cent) is based on the loss attributable to owners of the Company of $127,552,821 (2014: $6,972,847) and a weighted average number of shares of 554,312,782 (2014: 530,811,430).

The calculation of diluted loss per share for the six months ended June 30, 2015 of 25 cents (2014: 2 cents) is based on the loss attributable to owners of the Company of $136,421,410 (2014: $11,849,502) and a weighted average number of shares of 554,312,782 (2014: 530,811,430).

The share options and unvested treasury shares were excluded in determining diluted weighted average number of common shares as their effect would have been anti-dilutive.

14. CASH (UTILISED BY)/GENERATED FROM OPERATIONS

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Loss before income tax	(360,573,411)	(13,601,068)	(378,822,284)	(27,601,541)
Adjusted for:
Finance costs	6,052,773	4,335,373	11,010,844	8,316,525
Finance income	(52,281)	(70,757)	(148,627)	(152,363)
Non-cash items:
Depreciation and amortisation	11,370,593	9,604,188	20,432,094	19,713,169
Impairment loss	337,064,465	—	337,064,465	—
Equity-settled share-based compensation	903,075	—	1,090,969	—
Profit on disposal of property, plant and equipment	—	—	—	(4,100)
Rehabilitation adjustment	698,837	(229,069)	698,837	—
Fair value loss/(gain) and AG8 adjustment on loans and borrowings	49,197	(146,175)	(252,909)	(538,033)

Cash utilised by operations before ESOP transactions	(4,486,752)	(107,508)	(8,926,611)	(266,343)
ESOP cash transactions (restricted cash)	18,123	17,051	35,537	35,521

Cash utilised by operations before working capital changes	(4,468,629)	(90,457)	(8,891,074)	(230,822)
Working capital changes
Decrease in trade and other receivables	2,349,311	7,847,396	6,535,041	3,882,515
Increase/(decrease) in trade and other payables	27,267	(212,337)	1,285,436	(22,616,518)
Increase in inventories	(1,573,997)	(1,778,358)	(1,707,982)	(2,367,272)

Cash (utilised by)/generated from operations	(3,666,048)	5,766,244	(2,778,579)	(21,332,097)

15. SEGMENT INFORMATION

The Group has two reportable segments as described below. These segments are managed separately based on the nature of operations. For each of the segments, the Group’s Chief Executive Officer (“CEO”) (the Group’s chief operating decision maker) reviews internal management reports monthly. The following summary describes the operations in each of the Group’s reportable segments:

•	Bokoni Mine – Mining of PGMs.

•	Projects – Mining exploration in Kwanda.

The majority of operations and functions are performed in South Africa. An insignificant portion of administrative functions are performed in the Company’s country of domicile.

The CEO considers earnings before net finance expense, income tax, depreciation and amortisation (“EBITDA”) to be an appropriate measure of each segment’s performance. Accordingly, the EBITDA for each segment is included in the segment information. All external revenue is generated by the Bokoni Mine segment.

	Six months ended 30 June 2015				Six months ended 30 June 2014
	Bokoni Mine		Projects	Total	Bokoni Mine	Projects	Total	Note
EBITDA	(368,762,927	)*	—	(368,762,927)	1,293,937	(13,798)	1,280,139	(i	)
Total assets	368,026,134		4,116	368,030,250	757,186,901	3,095	757,189,996	(iii	)

	Three months ended 30 June 2015				Three months ended 30 June 2014
	Bokoni Mine		Projects	Total	Bokoni Mine	Projects	Total	Note
EBITDA	(365,344,357	)*	—	(365,344,357)	808,051	(9,206)	798,845	(ii	)

*	Included in EBITDA is an impairment loss of $359,393,967.

	June 30 2015	June 30 2014
(i) EBITDA – six months ended
EBITDA for reportable segments	(368,762,927)	1,280,139
Net finance costs	(10,862,217)	(8,164,162)
Depreciation and amortisation	(20,432,094)	(19,713,169)
Corporate and consolidation adjustments*	21,234,954	(1,004,349)

Consolidated loss before income tax	(378,822,284)	(27,601,541)

(ii) EBITDA – three months ended
EBITDA for reportable segments	(365,344,357)	798,845
Net finance costs	(6,000,492)	(4,264,616)
Depreciation and amortisation	(11,370,593)	(9,604,188)
Corporate and consolidation adjustments*	22,142,031	(531,109)

Consolidated loss before income tax	(360,573,411)	(13,601,068)

(iii) Total assets
Assets for reportable segments	368,030,250	757,189,996
Corporate and consolidation adjustments	7,559,001	(17,670,809)

Consolidated total assets	375,589,251	739,519,187

*	Included in the consolidation adjustments is an impairment loss adjustment of $22,329,502.

NOTES

TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS FOR THE PERIODS ENDED

JUNE 30, 2015 AND 2014 continued

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

16. RELATED PARTIES

Relationships

Related party	Nature of relationship

RPM	The Group concluded a number of shared services agreements between Bokoni and RPM, a wholly owned subsidiary of Anglo Platinum and a 49% shareholder in Bokoni Holdco. Pursuant to the terms of various shared services agreements, the Anglo Platinum group of companies will continue to provide certain services to Bokoni at a cost that is no greater than the costs charged to any other Anglo Platinum group company for the same or similar services. It is anticipated that, as Atlatsa builds its internal capacity, and makes the transformation to a fully operational PGM producer, these services will be phased out and replaced either with internal services or third party services. RPM also provides debt funding to the Group and purchases all of the Group’s PGM concentrate.

Atlatsa Holdings	Atlatsa Holdings is the Company’s controlling shareholder.

Key management	All directors directly involved in the Atlatsa Group and certain members of top management at Bokoni and Plateau.

Related party balances

		Six months ended June 30 2015	Year ended December 31 2014
RPM	Loans and Borrowings (refer to note 11)	(148,703,673)	(130,402,292)
	Trade and other payables	(20,504,266)	(16,493,972)
	Trade and other receivables	4,213,900	12,636,881

Related party transactions

		Six months ended June 30 2015	Six months ended June 30 2014
RPM	Revenue	(103,971,888)	(112,390,681)
	Finance costs (before interest capitalised)	10,971,215	8,545,109
	Administration expenses	4,534,491	2,051,734
	Cost of sales	19,552,316	27,826,142
	Costs capitalised to capital work-in-progress	1,946,564	4,949,411

17. HEADLINE AND DILUTED HEADLINE EARNINGS/(LOSS) PER SHARE

Headline earnings/(loss) per share is calculated by dividing headline earnings/(loss) attributable to owners of the Company by the weighted average number of ordinary shares in issue during the period. Diluted headline earnings/(loss) per share is determined by adjusting the headline earnings/(loss) attributable to shareholders of the Company and the weighted average number of ordinary shares in issue during the period, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

Headline earnings/(loss) per share

The calculation of headline loss per share for the three months ended June 30, 2015 of 2 cents (2014: 1 cent) is based on headline loss of $11,531,973 (2014: $6,972,847) and a weighted average number of shares of 552,998,572 (2014: 530,811,430).

The calculation of headline loss per share for the six months ended June 30, 2015 of 4 cents (2014: 2 cents) is based on headline loss of $20,400,562 (2014: $11,853,602) and a weighted average number of shares of 552,998,572 (2014: 530,811,430).

The following adjustments to loss attributable to owners of the Company were taken into account in the calculation of headline loss attributable to owners of the Company:

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Loss attributable to shareholders of the Company	(127,552,821)	(6,972,847)	(136,421,410)	(11,849,502)
– Impairment loss	116,020,848	—	116,020,848	—
– Profit on disposal of property, plant and equipment	—	—	—	(4,100)

Headline loss attributable to owners of the Company	(11,531,973)	(6,972,847)	(20,400,562)	(11,853,602)

Diluted headline earnings/(loss) per share

The calculation of diluted headline loss per share for the three months ended June 30, 2015 of 2 cents (2014: 1 cent) is based on headline loss of $11,531,973 (2014: $6,972,847) and a weighted average number of shares of 554,312,782 (2014: 530,811,430).

The calculation of diluted headline loss per share for the six months ended June 30, 2015 of 4 cents (2014: 2 cents) is based on headline loss of $20,400,562 (2014: $11,853,602) and a weighted average number of shares of 554,312,782 (2014: 530,811,430).

The share options were excluded in determining diluted weighted average number of common shares as their effect would have been anti-dilutive.

18. EVENTS AFTER THE REPORTING DATE

On July 10, 2015 the Company announced its intention to file a Form 25 (Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934) with the US Securities and Exchange Commission to voluntarily withdraw its common shares from listing on the NYSE MKT. The Company filed the Form 25 on July 20, 2015 and the delisting was effective approximately 10 days following the filing of the Form 25. The Company’s listings on the TSX and the JSE remain unaffected.

On August 21, 2015, the Shareholder loan of $2,861,504 was capitalised (refer note 11).

On September 16, 2015 the Restructure Plan was announced (refer note 2).

On December 9, 2015 the Company entered into a $34.3 million (R334.0 million) Term Loan Facility Agreement with Anglo Platinum. In addition, the Senior Facilities Agreement was amended and restated to increase the availability under the facility by $7.3 million (R71.4 million) (refer note 2).

Corporate information and administration

For further information or particular queries, please contact Prudence Lebina at the Atlatsa South African head office.

South African head office
4th Floor,
82 Grayston Drive,
Sandton, Johannesburg,
South Africa, 2146
Tel: +27 (0)11 779 6800
Fax: +27 (0)11 883 0863

Canadian head office
Suite 1700, Park Place,
666 Burrard Street,
Vancouver
Canada BC V6C 2X8
Tel: +1 (604) 631 1300/1306
Fax: +1 (604) 681 1825

www.atlatsaresources.co.za